Filed by Direct Selling Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hunch Technologies Limited.

Commission File No. 132-02865

The following is a magazine article made available in April 2024.

24	In Flight USA Celebrating 39 Years	April 2024

WILL VTOL BECOME THE NEXT BIG WAVE IN AVIATION?

By Annamarie Buonocore

In our efforts to deliver the most relevant news, In Flight USA pays attention to big trends that have the potential to alter the course of aviation as we know it. Over the years, we have looked at drones and other unmanned aircraft. Will these replace aviation as we know? We say, not so fast. But another branch of aviation that has the ability to bring a boom to private aviation as we know is the VTOL (vertical takeoff and landing) industry. Also known as air taxis, VTOL aircraft can transport people and cargo within a short time, taking off and landing in the middle of major cities or in rural areas. The VTOL industry will increase the number of pilot jobs, reduce land traffic congestion, improve the planet’s environmental quality, and will increase interest in aviation and all things that fly.

A VTOL aircraft on display at the annual Vertical Takeoff Society Conference in San Jose, CA. (Annamarie Buonocore)

you are using.

AD: We currently operate a model that is very similar to Blade U.S. We work with operators who commit the aircraft that they have for a number of hours every month. These are typically Airbus 125s and Bell 505s. These are five or six-seaters. The challenge in India is that there is a huge shortage of helicopter craft. In India, we only have 250 civil registered helicopters. There are limitations of what you can get from operators. That is why we have taken advantage of the government setting up a leasing unit in a special economic zone. Through this initiative, we would lease aircraft directly from Original Equipment Manufacturers (OEMs) to augment the fleet.

Earlier this month, I had the opportunity to attend the Vertical Flight Society’s conference in Santa Clara, Calif. This event was an intriguing three days of learning, networking, and exploring some pretty cool looking aircraft. See photos. At this event, I learned more about vertical flight and this California-based society that is dedicated to researching and promoting it. I met industry professionals and startup owners already vested in this sector of aviation. I also met professionals from other industries looking to break into this new booming market.

A couple days before attending this educational event, I had the opportunity to interview Amit Dutta, the Managing Director of Hunch Mobility, an air taxi company based in India. As one VTS conference attendee said, “If you think the traffic in the Bay Area or LA is bad, you should experience it in Bangladesh or Hong Kong.” Dutta understands this better than anyone and is focused on utilizing air taxis to improve traffic and environmental congestion in India. The following is the interview I did with him. We look forward to working with the VTOL market and watching it thrive and improve aviation as we know it.

In Flight USA: What trends are you following in India that prompted you to get into this business?

IFUSA: Right, so the great thing about using helicopters and rotorcraft is that they don’t have to land on a runway, and they don’t have to land in an airport. So tell me about the stations where people are taking off and landing. Is it like a bus stop? Are you putting them in urban areas?

AD: That is a very good point. In India, there are very few airports, unlike in the U.S., where you have airports all over. India does not have that infrastructure. It takes nearly 10 years for an airport to get constructed.

Amit Dutta: It’s no secret that India, with its current economic growth rate, has a huge problem with congestion. Congestion in India costs upwards of $22 billion per year. Just to give you a sense of in-road traffic, we have about 296 million vehicles on the road. Along with India’s economic growth comes traffic congestion that is going to get much worse. By car, it would take two hours to get from Bangalore to the city center. Bangalore is like the Silicon Valley of India. It has a lot of international visitors. We can do that journey via aircraft in 15 minutes. This epitomizes the pain point that we solve. We do several routes. One is Bombay to Pune. Pune is like our Detroit. There is a lot of automobile manufacturing there. Bombay of course is the financial capital. There is so much traffic there that it is a five-hour journey. We can make that flight in 45-50 minutes. So, what prompted us to take the step? This traffic congestion in India is across the country. It’s not like in the U.S. where the congestion is just on the coasts. With our economic progress and the fact that we are poised to become the third largest economy in the world, these problems will only worsen. Being the first mover to create this mobility platform, we saw it as a huge opportunity.

IFUSA: Tell me about the planes

Let’s take the example of Pune. If you want to take a flight from there to Bombay, you would drive an hour and a half to the airport and spend another 45 minutes going through check-in or maybe more, and then of course, the waiting time. What we offer is a heliport. We take heliports on lease in the center of the prime residential area in Pune. We land in the heart of Bombay, in a place called Mahalaxmi, where we have taken a lease. The advantage that we offer customers is that we are landing right in the center of where they work. We also do routes where we go to well-known locations in different cities. We are able to land at hotel venues, which have created their own landing sites. That is the big advantage; you are not spending time commuting from an airport when you stay for a holiday; you are landing right in the center of where you need to be.

IFUSA: Yes, this is great, and it is a great business opportunity for landowners as well who want to lease their land.

AD: At Bangalore airport, you get out of the airport and then a limo picks you up in about eight minutes and brings you to the helipads, and from the helipads, you take off. The advantage we have is the rental rates for helipads in India are very affordable. At the Bangalore airport, we might pay around

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VTOL

Visitors explore the future of VTOL aircraft at the annual Vertical Takeoff Society Conference in San Jose, CA.           (Annamarie Buonocore)

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$4 per landing or takeoff. Now if you want to look at the landing spots, which in the U.S. are quite exorbitant, like in the Hamptons it is $900 or $1,000 per landing, we pay a fraction of that cost in India. This affordability enables us to offer lower fares than other markets, because what we are really trying to do in India is appeal to a broader section of society to use helicopters as an alternative to road travel.

IFUSA: Yes, that is very important. So, in the years to come, there is going to be a large environmental impact. How do you plan to transition to electric aircraft?

AD: So, I think there is huge support from the government of India and the administration of civil aviation in making India what I call the center of gravity of the electric aircraft world. About a year back, a minister for civil aviation wanted to understand how electric aviation will revolutionize the world. We brought him over to the New York Blade office and we met up with the founder of Beta Technologies. He has been extremely excited about India being the first in launching electric craft. In March of 2023, the Confederation of Indian Industry, along with the Ministry of Civil Aviation, hosted the first open conference on electric craft. We had more than 350 people from around the world: electric craft manufacturers, people that look at the heliports, and me. I chair the Committee of the Confederation of Indian Industry, which works with the Ministry on policies for short-time mobility, so there is a lot of support from the government. I think the probably have a couple of helicopters flying, and when you have 300 or 400 helicopters flying, the fact that noise levels are extremely low is a huge positive. We plan to utilize strategic partnerships with leading technology companies, furthering our commitment to pioneering the adoption of electric aircraft in India and ushering in a new era of sustainable aviation.

IFUSA: Wow, yes, that is great. How many people can fly on one helicopter? Is it just one person per ride or do you fill all of the seats?

AD: So, we are the first in India to operate a by-the-seat digital platform, leveraging technology from Blade U.S., which allows us to launch very quickly. The helicopters offer up to six seats, and we have an app where you can book the flight, and we can fill up to five or six seats. A passenger could choose to take all of the seats. The advantage of booking the seat is that you don’t have to pay for the entire craft; you make it more affordable by allowing people to buy a single seat. For example, from the Bangalore airport to the city center, we charge around $50, so our model is making it affordable for a very large section of society. Today we are maybe flying with five or six seats, and typically we see demand of close to 80 percent. As the routes get more and more popular, we could fly a larger helicopter in the future. As an example, one that has 12 or 13 seats could be available down the road. So, the objective is to start building traction, and as advantages that we see with electric helicopters are a lot like the technology disruptions of the telecom market, and India today has 1.1 billion phones. We expect the same with electric aircraft, which is expected to come with much lower passenger fares and a lower carbon footprint. We revolutionized shorter mobility, so the lower carbon footprint addresses pollution levels. You are right that today in a city you we pick up revenues and volume, we may want to occupy the larger-capacity helicopters as well.

IFUSA: Sure, it sounds good. How do people book and pay for this? Is it an Uber-like app or is it a subscription model? How does that work?

AD: So, I am going to request that my Chief Commercial Officer, Payal Satish, speak about the booking process.

PS: People can book a seat on our app, and we also have a very user-friendly

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26	In Flight USA Celebrating 39 Years	April 2024

VTOL

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website. We have a call center that is open seven days per week for people to make any inquiries about the booking system. We have three different booking systems.

IFUSA: Very good! I will take a look at your website and will explore that a little further. In the flying world, we see that there are a lot of security issues post 9/11. How are you combating some of those security issues? Do you have a copy of the “no fly” list? How is that working out for you?

AD: I don’t think it’s only security that we have to be concerned about. Yes, there is heightened security at the airports, but Covid was a phenomenon that had us doing intense screening of flyers, because especially in a helicopter, you are flying in very close proximity, and there are very stringent rules that we check.

PS: When we receive a booking, we reach out to the passenger in advance, and they share their government ID before the flight because we share that through our operating partners as part of the passenger manifest. When the passenger checks in, they have to show their government ID, which must match with the name on the manifest. All of the operators that we work with are licensed, approved operators who follow the high-security standards of the passengers. If a passenger is flying, they have to submit a copy of their passport before the flight, so you can’t have an international passenger send their passport copy on the day of the flight. It needs to come in well in advance because we need to make sure that the required clearances are received. There is always an ID card with each name. Verification happens on the day of the flight. We have flight passengers in India (about 247 people) on the “no fly” list, and our operators have them, so it is a very small number, but if anything pops up, which we

AD: India is the third largest domestic aviation market in the world, and we expect it to grow over the next few years. There are lots of people who want to get into the aviation sector, whether it is as a pilot or a technician, and the government is helping that by opening a number of institutes. We are very fortunate that while we have limited helicopters for civilian use, our different forces have a very large fleet of helicopters, and they retire enough pilots every year. We are then able to pick up these highly trained pilots and use them for our flights. Today we have three helicopter pilots from the Indian forces on our team. Our Chief of Safety was the number two in command of the Indian Air Force. There is tremendous interest in aviation in India. The government is trying to create job opportunities to the youth, so encouraging the youth is definitely not a challenge. In fact, they would be privileged to get an opportunity to qualify as pilots or mechanics.

IFUSA: Yes, I think you are doing a great job with that. It sounds like this country is really handling it very well. Do you see unmanned aircraft coming into the fold in the near or far future?

AD: With technology, if you look at what is happening in the electric world, the ambition is to move forward to unmanned aircraft. So you’ve got companies in the U.S. looking at unmanned aircraft, which will be the personal two-seater craft, and could be the future of air travel. I believe it is a journey that will take far more time and regulation to get approved. In the near future, we anticipate a gradual transition starting with electric aircraft equipped with pilots. This phase will be informative as it relates haven’t had until now, we make sure they are not on that list. That is how we follow the process to make sure we are in sync with what is required for security.

IFUSA: As you know, here in the U.S., we have a severe pilot shortage, and there is a challenge getting youth into aviation. Do you think this new wave of general and business aviation is going to inspire more youth in India to take flying lessons? What has been your experience with that?

to safety protocols and consumer acceptance of flying without a pilot in the front seat. Eventually, it will move to a more autonomic system with the highest level of safety clearance. It will also test the waters on consumer adoption on being comfortable on flying in a craft without a pilot, so that is definitely going to take time. I think the future as we see it is aircraft with a pilot. There may be different categories of pilots of electric craft, especially in a market like India where there are large segments of flyers, but this will be price sensitive. Electric aircraft would help get prices down and make this truly a more democratic flying platform than you would normally see.

Additional Information about the Transaction and Where to Find It.

This filing relates to the proposed business combination involving Direct Selling Acquisition Corp. (“DSAQ”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Hunch Mobility”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo (“Merger Sub”). In connection with the proposed business combination, DSAQ and PubCo intend to file with the SEC a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”), which will include a preliminary proxy statement/ prospectus of DSAQ and a preliminary prospectus of PubCo relating to the shares to be issued in connection with the proposed business combination. This filing is not a substitute for the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus or any other document that PubCo or DSAQ has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This filing does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, DSAQ’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY DSAQ OR PUBCO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement/Proxy Statement is declared effective, the definitive proxy statement will be mailed to stockholders of DSAQ as of a record date to be established for voting on the proposed business combination. Additionally, DSAQ and PubCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. DSAQ’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024.

Participants in the Solicitation of Proxies

This filing may be deemed solicitation material in respect of the proposed business combination. DSAQ, Hunch Mobility, IndiaCo, PubCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from DSAQ’s stockholders in connection with the proposed business combination. Security holders and investors may obtain more detailed information regarding the names and interests in the proposed business combination of DSAQ’s directors and officers in DSAQ’s filings with the SEC, including DSAQ’s initial public offering prospectus, which was filed with the SEC on September 27, 2021, DSAQ’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DSAQ’s stockholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the business combination agreement (the “Business Combination Agreement”), entered into by and among DSAQ, PubCo, IndiaCo, Hunch Mobility and Merger Sub. A copy of the Business Combination Agreement was filed by DSAQ as an exhibit to the Current Report on Form 8-K on January 17, 2024 and contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 (the “Securities Act”).

Forward-Looking Statements

All statements other than statements of historical facts contained in this filing are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by DSAQ’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this filing, and on the current expectations of DSAQ, IndiaCo, Hunch Mobility and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of DSAQ, IndiaCo, Hunch Mobility and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of Hunch Mobility or DSAQ is not obtained; (iii) the ability to acquire and maintain the listing of PubCo’s securities on a stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations DSAQ, Hunch Mobility, IndiaCo or PubCo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions, which may be affected by, among other things, the ability of PubCo to grow and manage growth profitably, grow its customer base and retain its management and key employees; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of Hunch Mobility, IndiaCo and PubCo’s business strategy and the timing of expected business milestones, including, but not limited to, the use of electrical vertical aircraft; (x) Hunch Mobility’s limited operating history and history of net losses; (xi) the evolution and growth of the markets in which PubCo operates; (xii) changes in applicable laws or regulations; (xiii) the ability of PubCo to adhere to legal and regulatory requirements and to receive any needed regulatory approvals or licenses; (xiv) cybersecurity risks, data loss and other breaches of PubCo’s network security and the disclosure of personal information; (xv) the effects of competition on Hunch Mobility, IndiaCo and PubCo’s business; (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the continued economic growth of the Indian sub-continent, the impacts of climate change, the Russia-Ukraine conflict, consumer preferences, supply chain issues and inflation; (xvii) risks related to PubCo’s third party aircraft operators; (xviii) PubCo’s reliance on technology leased from Blade Air Mobility, Inc.; (xix) the limited geographic scope of PubCo’s operations to the Indian sub-continent; (xx) the outcome of any legal proceedings that may be instituted against Hunch Mobility, IndiaCo, DSAQ, PubCo or any of their respective directors or officers, following the announcement of the proposed business combination; (xxi) the amount of redemption requests made by DSAQ’s public stockholders; (xxii) the ability of DSAQ to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xxiii) risks related to Hunch Mobility, IndiaCo and PubCo’s industry; and (xxiv) those factors discussed in DSAQ’s Annual Report on Form 10-K for the year ended December 31, 2023 and 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of DSAQ or PubCo to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Hunch Mobility’s, IndiaCo’s, PubCo’s or DSAQ’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Hunch Mobility, IndiaCo, PubCo and DSAQ do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DSAQ’s, Hunch Mobility’s, IndiaCo’s and PubCo’s expectations, plans or forecasts of future events and views as of the date of this filing. DSAQ, Hunch Mobility, IndiaCo and PubCo anticipate that subsequent events and developments will cause their assessments to change. DSAQ, Hunch Mobility, IndiaCo and PubCo undertake no obligation to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. However, while DSAQ, Hunch Mobility, IndiaCo or PubCo may elect to update these forward-looking statements at some point in the future, each of them specifically disclaim any obligation to do so, unless required by applicable law. If DSAQ, Hunch Mobility, IndiaCo or PubCo do update one or more forward looking statements, no inference should be drawn that they will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing DSAQ’s, Hunch Mobility’s, IndiaCo or PubCo’s assessments as of any date subsequent to the date of this filing. Accordingly, undue reliance should not be placed upon the forward-looking statements. DSAQ, Hunch Mobility, IndiaCo and PubCo may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.